# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TEL INSTRUMENT ELECTRONICS CORP, CIK 0000096885
CUSIP: 879165207
Title of class of securities: Common Stock, $0.10 par value
Address of issuer's principal executive offices: One Branca Road, East Rutherford, New Jersey (NJ), 07073
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001903596-24-000079
Filed by CIK 0001599510

## Reporting persons
- VINCENT J. DOWLING, JR.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 496,470; shared voting power 0; sole dispositive power 496,470; shared dispositive power 0; aggregate amount beneficially owned 496,470 (15.24% of the class)
  Comment: (1) Consists of: (i) 148,134 shares of common stock, par value $0.10 per share ("Common Stock"), owned by IRA FBO Vincent J. Dowling Jr. Pershing LLC as Custodian Roth Conversion Account; (ii) 200,000 shares of Common Stock owned by Millenium Trust Company, LLC Custodian FBO Vincent J. Dowling, Jr., Roth IRA; (iii) 95,000 shares of Common Stock owned directly by Vincent J. Dowling Jr.; (iv) 3,336 shares of Common Stock held in IRA accounts for the benefit of Vincent J. Dowling Jr.'s daughter (1,112 shares) and two sons (1,112 shares each), for which Mr. Dowling exercises control; and (v) 50,000 shares of Common Stock held by Pershing LLC as custodian for Inherited Roth IRA FBO Vincent J. Dowling Sr. Non-exempt Marital Trust, the trustee of which is Mr. Dowling, Jr.
  
  (2) (a) Does not include 500,000 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock") 333,333 of which are held by Millenium Trust Company, LLC Custodian FBO Vincent J. Dowling, Jr., Roth IRA and 166,667 are held by Millenium Trust Company, LLC Custodian FBO Vincent J. Dowling Sr. Pooled GST Exempt Trust Inherited Roth IRA, the trustee of which is Mr. Dowling, Jr. Pursuant to certain restrictions with respect to the Series A Preferred Stock set forth in Certificate of Amendment to the Certificate of Incorporation filed by the Company with the Secretary of State of the State of New Jersey on November 8, 2017, such shares may not be converted into shares of Common Stock within the next 60 days. Mr. Dowling has sole beneficial ownership of such shares of Series A Preferred Stock. (b) Does not include 233,333.67 shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock") 66,666.67 of which are held by Millenium Trust Company, LLC Custodian FBO Vincent J. Dowling, Jr., Roth IRA and 166,667 are held by Millenium Trust Company, LLC Custodian FBO Vincent J. Dowling Sr. Pooled GST Exempt Trust Inherited Roth IRA, the trustee of which is Mr. Dowling, Jr. Pursuant to certain restrictions with respect to the Series B Preferred Stock set forth in Certificate of Amendment to the Certificate of Incorporation filed by the Company with the Secretary of State of the State of New Jersey on October 2, 2018, such shares may not be converted into shares of Common Stock within the next 60 days. Mr. Dowling has sole beneficial ownership of such shares of Series B Preferred Stock.
  
  (3) The percent of class has been calculated based upon 3,255,887 shares of Common Stock issued and outstanding as of the date hereof.

## Item 1. Issuer
Name of issuer: TEL INSTRUMENT ELECTRONICS CORP
Address of issuer's principal executive offices: One Branca Road. East Rutherford, NJ 07073

## Item 2. Person Filing
Name of person filing: Vincent J. Dowling, Jr.
Address of principal business office or, if none, residence: 7 Sea Court. Vero Beach, FL 32963
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Please see Item 9 of cover page.
Percent of class: Please see Item 11 of the cover page
Sole power to vote or to direct the vote: Please see Item 5 of the cover page.
Shared power to vote or to direct the vote: Please see Item 6 of the cover page.
Sole power to dispose or to direct the disposition: Please see Item 7 of the cover page.
Shared power to dispose or to direct the disposition: Please see Item 8 of the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- VINCENT J. DOWLING, JR.: /s/ Vincent J. Dowling, Jr., Vincent J. Dowling, Jr. (02/06/2025)